Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On November 30, 2009, the Chicago Board Options Exchange, Incorporated issued the following information circular.

Information Circular IC09-348

To:	CBOE Membership

From:	Office of the Chairman

Date:	November 30, 2009

Subject:	Settlement of Exercise Right Appeals

We are pleased to report that we have reached a settlement of the appeals in the exercise right litigation.  Under this settlement, CBOE would pay the appealing parties an aggregate amount of $4,171,243 to settle all appeals.  CME would reimburse CBOE for one-half of this settlement amount, so CBOE’s net payment would be $2,085,621.50.  These payments would not come out of the class settlement funds.

The parties to the appeals have filed a stipulation that asks the Delaware Supreme Court to dismiss all appeals pursuant to this settlement.  The settlement is conditioned on the Delaware Supreme Court granting that dismissal within two weeks.

While we are quite comfortable that the appeals would not have been successful, we concluded that the settlement is in the best interest of CBOE and its seat owners because settlement of the appeals would eliminate all remaining litigation impediments to demutualization within days or weeks instead of months, and would avoid further legal expenses related to the appeals.  We will keep you informed of developments.

CBOE has declared a seat transaction moratorium from 7:00 a.m. to 10:00 a.m. tomorrow.  Please refer to CBOE Regulatory Circular RG09-137 for further information regarding the moratorium.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.